82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030598

REGISTRANT'S NAME Thunder Sword Resources

*CURRENT ADDRESS ______________________

____

____

PROCESSED

APR 16 2002

P THOMSON FINANCIAL

**FORMER NAME ______________________

**NEW ADDRESS ______________________

____

____

FILE NO. 82- 1260 FISCAL YEAR 10-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/2/02

82-1260

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directe to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

X Schedule B & C

(place X in appropriate category)

02 APR -2 AM 8:54

ISSUER DETAILS

AR/S

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**October 31, 2001** 103101	**02/03/15**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
thunder@infoserve.net	www.thundersword.com

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**02/03/15**
"M. Goldstein"	**Matty Goldstein**	**02/03/15**

Schedule B

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

OCTOBER 31, 2001

1. Analysis of material expenses and deferred costs for the current fiscal year-to-date:

   See statement of loss and deficit in attached financial statements.

2. For the current fiscal year-to-date:

   (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

   The Company paid or accrued rent of $5,800 to a company with a common director.
   The Company paid or accrued management fees of $60,000 to two directors.

3. For the current fiscal year-to-date:

   (a) Summary of securities issued during the year:

Date Of Issue	Type Of Security	Type Of Issue	Number of Shares	Issue Price	Total Proceeds	Type Of Consideration	Commission Paid
None.	N/A	N/A	N/A	N/A	N/A	N/A	N/A

   (b) Summary of options granted during the year:

   None

4. As at the end of the year:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

	Number Of Shares	Amount
Ending balance, October 31, 2001	6,014,627	$ 3,703,249

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

OCTOBER 31, 2001

(c) Summary of warrants outstanding:

None

Summary of options outstanding:

None

(d) Total number of common shares held in escrow: Nil
Total number of shares subject to pooling: Nil

5. List of directors:

Siggy Naguschewski	President/Director
Sharon Goldstein	Director
Steven Mellows	Director
James R. Tostenson	Director
Matty Goldstein	Director

Schedule C

REPORT TO SHAREHOLDERS OF THUNDER SWORD RESOURCES INC.

For the twelve months ended October 31, 2001

February 28, 2002

THE PERIOD'S OPERATIONS:

ANALYSIS OF FINANCIAL RESULTS

During the last twelve months ending October 31, 2001 the Company's aim was to evaluate and develop market opportunities. Product from the first shipment that was on hand at our year end Oct. 31/2000 was sold or given away as samples. This resulted in only a small gross profit but this decision should have positive ramifications for the future.

During the period cash remained a limited resource. Operating costs continue to be funded by loans from Directors. The Directors intend to continue to fund the Company's operations until such time that financing can be arranged.

Expenses for the period were generally comparable to the same period ended October 2000 except for travel and professional fees. Travel increased significantly in the current period due to the need to meet with our Chinese suppliers and the arranging of the second shipment of magnesium chloride (see comments below). Travel costs will continue to be a significant expenditure in the upcoming periods. The net recovery in professional fees results from the negotiated settlement of professional fees incurred.

Included in consulting fees are amounts paid (or payable to) directors. The amounts paid are amounts meant to approximate the equivalent arm's length value for the services provided.

BUSINESS ACTIVITIES

In our report to shareholders on Sept. 24/01 we mentioned that the new shipment had arrived but that the product was in a damaged condition. We also mentioned that we had filed an insurance claim as well as a claim against other agencies.
We can now report that a claim against the railway company was successful and we received some re-imbursement.
We also have confirmation that the company that insured the product and the ocean freight has recognized the claim and are in the process of finalizing payment.
All this caused a disruption in our sales and the cash flow we spoke of in our former letter. We are now salvaging as much product as we can and once that is done and the product is repackaged we can entertain sales.

INFORMATION REGARDING MAGNESIUM CHLORIDE

Magnesium chloride has a number of uses. Traditionally it was used as a dust suppressant for dirt or gravel roads. Over the past 10 years, testing of magnesium chloride has principally focussed on its use on roads as an anti-icing agent. When mixed with certain emulsions, the magnesium chloride is non-corrosive, unlike sodium chloride (salt), the most popular de-icing used in North America. Tests conducted by the U.S. National Research Council, various Departments of Transport in the United States and the Toronto Ministry of Transportation and others found magnesium chloride to be much more effective as an anti-icing agent that resulted in fewer accidents and it is also economically attractive. Magnesium chloride is environmentally friendly, unlike salt, which is detrimental to vegetation and water resources. The Transportation Research Board has recently labelled magnesium chloride as the "anti-icer of choice" and has recommended the adoption of these new technologies to highway management. (For more details see our website at: **www.thundersword.com)**

A chemical analysis of the Geermu magnesium chloride (our product) conducted by Levelton Engineering Ltd. At the insistence of the Insurance Corporation of British Columbia in February 1999 revealed that it is extremely high in purity and low in contaminants. As such, it requires no other processing.

Environment Canada has placed road salt on the list of potentially toxic substances and the Federal Government is contemplating to enforce a ban or restriction on the use of rock salt on Canadian roads. Given the recent media publicity regarding road salt, your company is in a unique position to benefit from a decision of this kind.

The applications for magnesium chloride are expanding in scope and demand.

Product donated to a local university has proven to be very helpful and positive in certain testing and results are to be released very soon.

During the period we negotiated the settlement of an ownership dispute regarding our mineral property. In exchange for the payment of $5,000 we confirmed our 100% ownership interest in our mineral property and now intend to evaluate our options regarding the future exploration of the property. This is of particular interest as mining exploration in Canada seems to be emerging from its slump.

INVESTOR RELATIONS ACTIVITIES

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Director I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll

INCORPORATED AS PART OF:

X Schedule A

____ Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**October 31, 2001**	**02/03/15**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
thunder@infoserve.net	www.thundersword.com

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**02/03/15**
"M. Goldstein"	**Matty Goldstein**	**02/03/15**

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2001 AND 2000

MORGAN
& COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Thunder Sword Resources Inc.

We have audited the balance sheet of Thunder Sword Resources Inc. as at October 31, 2001 and the statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The financial statements for the year ended October 31, 2000 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 8, 2001.

Vancouver, B.C.

March 12, 2002

Morgan & Company

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

THUNDER SWORD RESOURCES INC.

BALANCE SHEETS

		OCTOBER 31		
		2001		2000
ASSETS				
Current				
Cash	**$**	**48,649**	$	24,751
Accounts receivable (Note 4)		**155,998**		7,494
Inventory		**36,965**		24,486
Prepaid expenses		**966**		966
		242,578		57,697
Capital Assets (Note 5)		**2,462**		4,222
Interest In Mineral Properties (Note 6)		**82,060**		77,060
	$	**327,100**	$	138,979
LIABILITIES				
Current				
Accounts payable	**$**	**134,167**	$	87,559
Due to related parties (Note 10)		**311,083**		-
		445,250		87,559
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share Capital (Note 8)		**3,703,249**		3,703,249
Deficit		**(3,821,399)**		(3,651,829)
		(118,150)		51,420
	$	**327,100**	$	138,979

Approved on Behalf of the Board:

Director

Director

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

	YEARS ENDED OCTOBER 31 2001	2000
Sales	**$ 65,591**	$ 36,290
Cost Of Sales		
Inventory, beginning of year	**24,486**	53,464
Purchases	**42,874**	-
Freight out	**18,159**	3,495
Warehousing	**100**	1,866
Promotional product	**-**	(2,418)
	85,619	56,407
Inventory, end of year	**36,965**	24,486
	48,654	31,921
Gross Profit	**16,937**	4,369
Administrative Expenses		
Advertising and shareholder relations	**7,986**	3,302
Amortization	**1,760**	1,810
Automotive and travel	**48,629**	9,722
Consulting fees	**94,247**	90,000
Filing and transfer fees	**10,816**	14,442
Interest – current	**5,862**	7,235
Office and miscellaneous	**38,654**	35,441
Professional fees (recovery) (Note 11)	**(23,650)**	16,171
Site investigation	**2,203**	2,902
	186,507	181,027
Net Loss For The Year	**(169,570)**	(176,658)
Deficit, Beginning Of Year	**(3,651,829)**	(3,475,171)
Deficit, End Of Year	**$ (3,821,399)**	$ (3,651,829)
Loss Per Share	**$ (0.03)**	$ (0.03)

THUNDER SWORD RESOURCES INC.

STATEMENTS OF CASH FLOWS

	YEARS ENDED OCTOBER 31 2001	2000
Cash Flows From Operating Activities		
Net loss for the year	$ (169,570)	$ (176,658)
Adjustments for item not affecting cash:		
Amortization	1,760	1,810
	(167,810)	(174,848)
Changes in non-cash working capital items:		
Accounts receivable	(148,504)	(791)
Inventory	(12,479)	28,978
Prepaid expenses	-	13
Accounts payable	46,608	15,488
	(282,185)	(131,160)
Cash Flows From Financing Activities		
Proceeds from issue of common shares	-	134,867
Advances from related parties	311,083	-
	311,083	134,867
Cash Flows From Investing Activities		
Mineral property additions	(5,000)	-
Increase In Cash And Equivalents During The Year	23,898	3,707
Cash And Equivalents, Beginning Of Year	24,751	22,044
Cash And Equivalents, End Of Year	$ 48,649	$ 24,751

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2001 AND 2000

1. NATURE OF OPERATIONS

The Company is incorporated under the B.C. Company Act and is engaged in the exploration of mineral properties, as well as the importation and resale of magnesium chloride.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The asset which required management to make significant estimates and assumptions in determining carrying values was the interest in mineral properties.

b) Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is generally determined on the first-in, first-out basis.

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is recorded on the diminishing balance basis as follows:

Automobile	30%
Computer and office equipment	30%

d) Interest in Mineral Properties

The Company is engaged in exploring certain mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts recorded as interest in mineral properties is dependent upon confirmation of the Company's ownership in the mineral properties, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration, development and establishment of a viable mining operation and continued support from creditors and shareholders.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

d) Interest in Mineral Properties (Continued)

Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into production, abandoned, or sold at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off. Losses on partial sales of properties are reflected in the income statement in the period of sale.

e) Revenue Recognition

Revenue from the sale of magnesium chloride is recognized when the product is shipped.

f) Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Loss Per Share

The loss per share has been computed by dividing the loss applicable to common shareholders by the weighted average number of common stock outstanding during the respective year. Fully diluted earnings per share is not presented as the effect would be anti-dilutive.

h) Stock Options

At the date of issuance of stock options, the exercise price of the options is generally equal to the market value of the common shares. Accordingly, no compensation is recognized when the stock options are granted to directors, officers and employees. Consideration paid on exercise of stock options is credited to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carryforwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for Income tax and financial reporting purposes. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

3. GOING CONCERN

These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. Those principles contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Should the Company be unable to continue as a going concern, it maybe unable to realize the carrying value of its assets and to meet its liabilities as they come due.

The Company has incurred substantial operating losses since its inception. The future viability of the Company will depend upon its ability to continue to obtain adequate financing and commence profitable business.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

4. ACCOUNTS RECEIVABLE

During the year ended October 31, 2001, the Company purchased 995 metric tonnes of magnesium chloride ("the product") from its supplier in the Peoples Republic of China. The product was damaged during shipping to Canada and, as a result, the Company filed an insurance claim for a refund of costs incurred. Accounts receivable represents the balance of the funds to be received as a result of the insurance claim.

5. CAPITAL ASSETS

	2001			2000
	Cost	Accumulated Amortization	**Net Book Value**	Net Book Value
Automobile	$ 10,700	$ 10,700	**$ -**	$ 705
Computer and office equipment	12,782	10,320	**2,462**	3,517
	$ 23,482	$ 21,020	**$ 2,462**	$ 4,222

6. INTEREST IN MINERAL PROPERTIES

Sault Sainte Marie Mining Division, Province of Ontario

	2001	2000
Balance, beginning of year	**$ 77,060**	$ 77,060
Additions	**5,000**	-
Balance, end of year	**$ 82,060**	$ 77,060

By an agreement dated January 28, 1991, the Company sold a 25% undivided interest in the property located in Sault Sainte Marie Mining Division, Ontario to a company previously related by virtue of two common directors. The claims are subject to a 2% net smelter royalty. Under the terms of the sales agreement, the Company is to be reimbursed by the purchaser for expenditures on the property. Since reimbursement has not been received, the Company is claiming 100% ownership of the property. The purchaser disputed that claim. On October 25, 2001, the Company signed a settlement agreement whereby the Company will pay $5,000 for a full release and settlement of all the formerly related company's legal and beneficial interest in the mineral claims.

7. JOINT VENTURE

The Company has entered into an agreement, dated May 23, 2001, to establish a co-operative joint venture corporation in China, the purpose of which will be to develop a magnesium de-hydrating plant. The amount of the Company's investment required to fund its share of the joint venture will be determined according to a feasibility study which is to be completed by December 31, 2001. The Company is responsible for arranging and conducting the pre-feasibility study and arranging financing for the project.

8. SHARE CAPITAL

a) Authorized

98,895,000 common shares without par value
1,000,000 preference shares without par value

b) Issued and Fully Paid

	2001		2000	
	Shares	**Amount**	Shares	Amount
Balance, beginning of year	**6,014,627**	**$ 3,703,249**	5,829,877	$ 3,568,382
Issued for cash:				
Payment of prior year's options	-	-	184,750	134,867
Balance, end of year	**6,014,627**	**$ 3,703,249**	6,014,627	$ 3,703,249

c) Share Purchase Options

As at October 31, 2001, there are no outstanding stock options. As at October 31, 2000, there were 400,000 director and employee share purchase options outstanding, exercisable at $1.80 per share, all expired September 9, 2001 without exercise.

9. INCOME TAXES

Future tax assets (liabilities) of the Company are as follows:

	2001	2000
Operating and capital losses	**$ 717,000**	$ 703,000
Less: Valuation allowance	**717,000**	703,000
Future tax asset (liability) recognized	**$ -**	$ -

As at October 31, 2001, the Company has incurred non-capital income tax losses of approximately $1,507,000 which expire from 2002 to 2008, and capital losses of $87,500 which may be applied to reduce future capital gains.

9. INCOME TAXES (Continued)

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

10. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the year:

a) Rent

During the year, the Company paid or accrued rent of $5,804 (2000 - $6,000) to a company with one common director.

b) Management Services

During the year, the Company paid or accrued consulting fees of $60,000 (2000 - $60,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to two directors and a company related by a common director. The loans bear no interest and are without specific terms of repayment.

The above noted transactions are in the normal course of operation and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent value for the services provided.

11. RECOVERY OF ACCOUNTS PAYABLE

During the year ended October 31, 2001, the Company negotiated a $29,689 reduction in accounts payable relating to professional fees incurred in a prior period.

82-1260

02 APR -2 AM 8:54

THUNDER SWORD RESOURCES INC.

BRITISH COLUMBIA SECURITIES COMMISSION
1100 - 865 Hornby Street
Vancouver, B.C. V6Z 2H4

Attention: Financial Disclosure Section

Dear Sirs;

Corporation:	THUNDER SWORD RESOURCES INC.
Period End:	October 31, 2001
Record Date:	March 14, 2002
Mailing Date:	March 15, 2002

We wish to confirm that on the captioned mailing date, the enclosed material, which is below, was sent by prepaid mail to each shareholder of record at the specified latest address shown on the books of the Corporation.

X	Notice of Meeting/Information Circular
X	Annual Report (With Annual Financial Statements)
X	Proxy
X	Letter to Shareholders
	Letter of Transmittal
	Interim Financial Statements
X	Return Envelope
	Other - ______________________

Yours truly,

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

Enclosures(s)

cc: CDNX
cc: Morgan & Company - Attn: Andy Helms
cc: DuMoulin Black - Attn: George Brazier
cc: Computershare - Attn: June Glover
cc: United States Securities & Exchange Commission

Suite 1006 – 736 Granville Street, Vancouver, B.C., Canada, V6Z 1G3 Telephone: 604-682-4429 Fax: 604-682-4624
Htto://www.thundersword.com Email: info@thundersword.com

Mailing Address: 6031 Tranquille Place, Richmond, B.C., Canada V7C 2T2 Telephone: 604-275-8222 Fax: 604-274-5600
Email: thunder@infoserve.net

QUARTERLY AND YEAR END REPORT

BC Form 51-901F
(Previously Form 61)

Incorporated as part of ____X____ **Schedule A**
________ **Schedule B & C**
(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER:	**THUNDER SWORD RESOURCES INC.**
ISSUER ADDRESS:	6031 Tranquille Place Richmond, B.C. V7C 2T2
EMAIL ADDRESS:	thunder@infoserve.net
WEB SITE ADDRESS:	www.thundersword.com
CONTACT PERSON:	Mr. Siggy Naguschewski
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	604-275-8222
CONTACT FAX NUMBER:	604-274-5600
FOR QUARTER ENDED:	October 31, 2001
DATE OF REPORT:	February 28, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B& C.

S. Naguschewski	*"S. Naguschewski"*	2002/03/15
NAME OF DIRECTOR	SIGNED (TYPE)	DATE SIGNED (Y/M/D)
M. Goldstein	*"M. Goldstein"*	2002/03/15
NAME OF DIRECTOR	SIGNED (TYPE)	DATE SIGNED (Y/M/D)

CONFIRMATION OF DISTRIBUTION

for

THUNDER SWORD RESOURCES INC.

March 15, 2002

This is to confirm the distribution of our Annual Report with Annual Financial Statements for the period ended October 31, 2001 in compliance with National Policy Statement #41.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

THUNDER SWORD RESOURCES INC.
6031 Tranquille Place
Richmond, British Columbia
V7C 2T2

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of THUNDER SWORD RESOURCES INC. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on April 26, 2002, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended October 31, 2001.

2. To fix the number of Directors at five.

3. To elect Directors for the ensuing year.

4. To appoint the auditor for the ensuing year.

5. To authorize the Directors to fix the remuneration to be paid to the auditor.

6. To authorize the Directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more full set forth in the information circular accompanying this notice.

7. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 14th day of March, 2002.

BY ORDER OF THE BOARD

SIEGFRIED NAGUSCHEWSKI
PRESIDENT

Grb\051901\agm\0116A

THUNDER SWORD RESOURCES INC.
6031 Tranquille Place
Richmond, British Columbia
V7C 2T2

INFORMATION CIRCULAR

(As at March 14th, 2002, except as indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of THUNDER SWORD RESOURCES INC. (the "Company") for use at the Annual General Meeting of the Company to be held on April 26, 2002 and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of Thunder Sword Resources Inc., 6031 Tranquille Place, Richmond, British Columbia, V7C 2T2, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a *facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the* Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Thunder Sword Resources Inc.**, 6031 Tranquille Place, Richmond, British Columbia, V7C 2T2; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 99,895,000 shares divided into 98,895,000 common shares without par value (the "common shares"), of which 6,014,627 common shares are issued and outstanding, and 1,000,000 preference shares without par value, of which none are issued as at the date hereof. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on March 14, 2002 will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the *contrary, the enclosed proxy will be voted for the nominees herein listed.*

Member approval will be sought to fix the number of Directors of the Company at five.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years	Previous Service as a Director	Number of Common Shares Beneficially Owned or, Directly or Indirectly, Controlled[2]
SIEGFRIED NAGUSCHEWSKI[1] Richmond, B.C. PRESIDENT/DIRECTOR	President, Thunder Sword Resources Inc.	1979	300,000
JAMES R. TOSTENSON[1] Delta, B.C. DIRECTOR	Retired	1979	100,173
SHARON GOLDSTEIN Vancouver, B.C. SECRETARY/DIRECTOR	Sales Manager, Erres Imports Inc.	1996	306,300
MATTY GOLDSTEIN Vancouver, B.C. DIRECTOR	President, Erres Imports Inc.	1998	300,000
STEPHEN MELLOWS[1] Richmond, B.C. DIRECTOR	Barrister and Solicitor, Scarlett Manson Angus	1999	41,000

1 Member of the audit committee.

2 Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 14th, 2002, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such common shares are held directly.

3 All of these common shares are held indirectly in the name of Penn-Gold Holding, a private company controlled by Siegfried Naguschewski..

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at October 31, 2001 and the other four most highly compensated executive officers of the Company as at October 31, 2001 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Siegfried	2001	30,000	Nil	6,000	Nil	Nil	Nil	Nil
Naguschewski	2000	30,000	Nil	6,000	Nil	Nil	Nil	Nil
President/CEO	1999	30,000	Nil	6,000[1]	Nil	Nil	Nil	Nil

1 Car allowance.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company did not grant stock options under the Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer, except as follows: The Company entered into a Management Agreement with Siegfried Naguschewski dated April 30, 2001, which expires April 30, 2002, pursuant to which Mr. Naguschewski was paid $30,000 per year ($2,500 per month). In addition, Mr. Naguschewski received a $500 per month car allowance.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company does not have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company did not grant stock options to the Directors during the most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of MORGAN & COMPANY, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Morgan & Company, Chartered Accountants, were first appointed as auditors on January 1, 2002. It is proposed that Morgan & Company will be appointed in the place of the firm of BDO Dunwoody LLP, and a notice in this respect and letters from Morgan & Company and BDO Dunwoody LLP accompany this Information Circular.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the Canadian Venture Exchange (the "Exchange"), member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to authorize the Directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a Director or senior officer of the Company, a Director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

(b) Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 14th day of March, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
OF THUNDER SWORD RESOURCES INC.

SIEGFRIED NAGUSCHEWSKI
Chief Executive Officer

MATTY GOLDSTEIN
Chief Financial Officer

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF THUNDER SWORD RESOURCES INC. (the "Company")

TO BE HELD AT 10TH FLOOR - 595 HOWE STREET VANCOUVER, B.C.

ON FRIDAY, APRIL 26, 2002, AT 10:00 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, SIEGFRIED NAGUSCHEWSKI, a Director of the Company, or failing this person, MATTY GOLDSTEIN, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at five	____	____
		For	**Withhold**
2.	To elect as Director, Siegfried Naguschewski	____	____
3.	To elect as Director, James R. Tostenson	____	____
4.	To elect as Director, Sharon Goldstein	____	____
5.	To elect as Director, Matty Goldstein	____	____
6.	To elect as Director, Stephen Mellows	____	____
7.	To appoint Morgan & Company, Chartered Accountants, as auditors of the Company	____	____
		For	**Against**
8.	To authorize the Directors to fix the auditors' remuneration	____	____
9.	To authorize the Directors to amend stock options	____	____
10.	To transact such other business as may properly come before the Meeting	____	____

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***Thunder Sword Resources Inc.*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Thunder Sword Resources Inc. is 6031 Tranquille Place, Richmond, British Columbia, V7C 2T2, and its fax number is (604) 274-5600.*

THUNDER SWORD RESOURCES INC.
6031 Tranquille Place
Richmond, British Columbia
V7C 2T2

(the "Company")

TO: Registered and Non-Registered Shareholders

National Policy 41 provides Shareholders with the opportunity to elect annually to have their name added to the Company's supplemental mailing list in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete and return this form to:

THUNDER SWORD RESOURCES INC.
6031 Tranquille Place
Richmond, British Columbia
V7C 2T2

____
PLEASE PRINT NAME OF SHAREHOLDER

____
MAILING ADDRESS

____
CITY/TOWN

____
PROVINCE/STATE POSTAL CODE

BY SIGNING BELOW THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE COMPANY.

DATE: ____________________

____
SIGNATURE OF SHAREHOLDER

THUNDER SWORD RESOURCES INC.
6031 Tranquille Place
Richmond, British Columbia
V7C 2T2

(604) 275-8222

TO THE SHAREHOLDERS:

NOTICE OF CHANGE OF AUDITOR

It is proposed that the Company will change its auditor from BDO Dunwoody LLP, Chartered Accountants, of 102 – 100 Front Street, Penticton, British Columbia, V2A 1H1, to Morgan & Company, Chartered Accountants, of Suite 1488 – 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1. The former auditor has resigned effective March 6, 2002.

There are no reservations in any auditor's reports, no reportable disagreements between the Company and BDO Dunwoody LLP, and there have been no qualified opinions or denials of opinions by BDO Dunwoody LLP in connection with the audits of the Company's two most recently completed fiscal years or any subsequent period.

This Notice, together with the required response letters from each of BDO Dunwoody LLP and Morgan & Company have been reviewed by the Company's Audit Committee.

The resignation of BDO Dunwoody LLP and the recommendation to appoint Morgan & Company as successor auditor have been approved by the Company's Audit Committee.

DATED this 6th day of March, 2002.

THUNDER SWORD RESOURCES INC.

Per: ______________________________
SIEGFRIED NAGUSCHEWSKI,
President

BDO

BDO Dunwoody LLP
Chartered Accountants
and Consultants

201-571 6th Street NE
Salmon Arm British Columbia Canada
V1E 1R6
Telephone: (250) 832-7171
Telefax: (250) 832-2429

March 7, 2002

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C., V7Y 1L2

Dear Sirs:

Re: Notice of Change of Auditors dated March 6, 2002
with respect to Thunder Sword Resources Inc.

With respect to the enclosed Notice of Change of Auditors and pursuant to National Policy No. 31, we have read the Notice of Change of Auditors dated March 6th, 2002 for Thunder Sword Resources Inc., and based on our knowledge of the information at this date, we agree with its content as it pertains to former auditor.

Yours truly,

BDO DUNWOODY LLP

BDO Dunwoody LLP

F.S. Hirtle, CA,
Regional Managing Partner

pc: Morgan & Company
Chartered Accountants
Suite 1488 – 700 West Georgia Street
Vancouver, B.C., V7Y 1A1
\- and -
Thunder Sword Resources Inc.
6031 Tranquille Place
Richmond, B.C., V7C 2T2

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

March 7, 2002

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C., V7Y 1L2

- and -

BDO Dunwoody LLP
Chartered Accountants
#201 – 571 6th Street NE
Salmon Arm, B.C., V1E 1R6

- and -

Thunder Sword Resources Inc.
6031 Tranquille Place
Richmond, B.C., V7C 2T2

Dear Sirs:

Re: Thunder Sword Resources Inc. (the "Company")

As required by National Policy No. 31, we have reviewed the information contained in the Company's Notice of Change of Auditor dated March 6, 2002, and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

TO THE SHAREHOLDERS:

NOTICE OF CHANGE OF AUDITOR

"It is proposed that the Company will change its auditor from BDO Dunwoody LLP, Chartered Accountants, of 102 – 100 Front Street, Penticton, British Columbia, V2A 1H1, to Morgan & Company, Chartered Accountants, of Suite 1488 – 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1. The former auditor has resigned effective March 6, 2002.

There are no reservations in any auditor's reports, no reportable disagreements between the Company and BDO Dunwoody LLP, and there have been no qualified opinions or denials of opinions by BDO Dunwoody LLP in connection with the audits of the Company's two most recently completed fiscal years or any subsequent period.

This Notice, together with the required response letters from each of BDO Dunwoody LLP and Morgan & Company have been reviewed by the Company's Audit Committee.

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

The resignation of BDO Dunwoody LLP and the recommendation to appoint Morgan & Company as successor auditor have been approved by the Company's Audit Committee."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from BDO Dunwoody LLP will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next Annual General Meeting of shareholders.

Yours very truly,

Jim Philip, CA
For Morgan & Company

#82-1260

THUNDER SWORD RESOURCES INC.

BRITISH COLUMBIA SECURITIES COMMISSION
1100 - 865 Hornby Street
Vancouver, B.C. V6Z 2H4

02 APR -2 AM 8:54

Attention: Financial Disclosure Section

Dear Sirs;

Corporation:	THUNDER SWORD RESOURCES INC.
Period End:	January 31, 2002
Record Date:	
Mailing Date:	March 15, 2002

We wish to confirm that on the captioned mailing date, the enclosed material, which is below, was sent by prepaid mail to each shareholder of record at the specified latest address shown on the books of the Corporation.

______	Notice of Meeting/Information Circular
______	Annual Report (With Annual Financial Statements)
______	Proxy
X	Letter to Shareholders
______	Letter of Transmittal
X	Interim Financial Statements
______	Return Envelope
______	Other - ______________

Yours truly,

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

Enclosures(s)

cc: CDNX
cc: Morgan & Company - Attn: Andy Helms
cc: DuMoulin Black - Attn: George Brazier
cc: Computershare - Attn: June Glover
cc: United States Securities & Exchange Commission

Suite 1006 – 736 Granville Street, Vancouver, B.C., Canada, V6Z 1G3 Telephone: 604-682-4429 Fax: 604-682-4624
Htto://www.thundersword.com Email: info@thundersword.com

Mailing Address: 6031 Tranquille Place, Richmond, B.C., Canada V7C 2T2 Telephone: 604-275-8222 Fax: 604-274-5600
Email: thunder@infoserve.net

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll

INCORPORATED AS PART OF:

X Schedule A

___ Schedule B & C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	January 31, 2002	02/03/15

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	BC	V7C 2T2	604-274-5600	604-275-8222

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	Director	604-275-8222

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
thunder@infoserve.net	www.thundersword.com

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	Siggy Naguschewski	02/03/15
"M. Goldstein"	Matty Goldstein	02/03/15

CONFIRMATION OF DISTRIBUTION

for

THUNDER SWORD RESOURCES INC.

March 15, 2002

This is to confirm the distribution of our Interim Financial Statements for the period ended January 31, 2002 in compliance with National Policy Statement #41.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

THREE MONTHS ENDED JANUARY 31, 2002
(Unaudited – see Notice to Reader)

MORGAN
& COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the balance sheet of Thunder Sword Resources Inc. as at January 31, 2002 and the statements of operations and deficit, and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.

March 14, 2002

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

THUNDER SWORD RESOURCES INC.

BALANCE SHEET

(Unaudited – see Notice to Reader)

	JANUARY 31 2002	OCTOBER 31 2001
ASSETS		
Current		
Cash	$ **3,422**	$ 48,649
Accounts receivable (Note 4)	**159,455**	155,998
Inventory	**43,319**	36,965
Prepaid expenses	**2,303**	966
	208,499	242,578
Capital Assets (Note 5)	**8,704**	2,462
Interest In Mineral Properties (Note 6)	**82,060**	82,060
	$ **299,263**	$ 327,100
LIABILITIES		
Current		
Accounts payable	$ **115,718**	$ 134,167
Due to related parties (Note 10)	**343,169**	311,083
	458,887	445,250
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	**3,703,249**	3,703,249
Deficit	**(3,862,873)**	(3,821,399)
	(159,624)	(118,150)
	$ **299,263**	$ 327,100

Approved on Behalf of the Board:

Director

Director

THUNDER SWORD RESOURCES INC.

STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JANUARY 31 2002	2001
Sales	$ -	$ 18,705
Cost Of Sales		
Inventory, beginning of year	36,965	24,486
Freight out	5,518	9,975
Warehousing	836	100
	43,319	34,561
Inventory, end of year	43,319	11,798
	-	22,763
Gross Profit	-	(4,058)
Administrative Expenses		
Advertising and shareholder relations	3,822	1,656
Amortization	435	315
Automotive and travel	6,986	15,050
Consulting fees	17,740	20,000
Filing and transfer fees	332	3,757
Interest – current	153	1,959
Office and miscellaneous	11,594	9,665
Site investigation	412	-
	41,474	52,402
Net Loss For The Period	(41,474)	(56,460)
Deficit, Beginning Of Period	(3,821,399)	(3,651,827)
Deficit, End Of Period	$ (3,862,873)	$ (3,708,287)
Loss Per Share	$ (0.01)	$ (0.01)

THUNDER SWORD RESOURCES INC.

STATEMENT OF CASH FLOWS

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JANUARY 31 2002	2001
Cash Flows From Operating Activities		
Net loss for the period	$ (41,473)	$ (56,460)
Adjustments for item not affecting cash:		
Amortization	435	315
	(41,038)	(56,145)
Changes in non-cash working capital items:		
Accounts receivable	(3,457)	(136)
Inventory	(6,354)	12,688
Prepaid expenses	(1,337)	-
Accounts payable	(18,450)	(2,107)
	(70,636)	(45,700)
Cash Flows From Investing Activity		
Purchase of capital assets	(6,677)	-
Cash Flows From Financing Activity		
Due to related parties	32,086	22,556
Increase (Decrease) In Cash And Equivalents During The Period	(45,227)	(23,144)
Cash And Equivalents, Beginning Of Period	48,649	24,751
Cash And Equivalents, End Of Period	$ 3,422	$ 1,607

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED JANUARY 31, 2002

(Unaudited – see Notice to Reader)

1. NATURE OF OPERATIONS

The Company is incorporated under the B.C. Company Act and is engaged in the exploration of mineral properties, as well as the importation and resale of magnesium chloride.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The asset which required management to make significant estimates and assumptions in determining carrying values was the interest in mineral properties.

b) Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is generally determined on the first-in, first-out basis.

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is recorded on the diminishing balance basis as follows:

Automobile	30%
Computer and office equipment	30%

d) Interest in Mineral Properties

The Company is engaged in exploring certain mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts recorded as interest in mineral properties is dependent upon confirmation of the Company's ownership in the mineral properties, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration, development and establishment of a viable mining operation and continued support from creditors and shareholders.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carryforwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for Income tax and financial reporting purposes. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

3. GOING CONCERN

These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. Those principles contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Should the Company be unable to continue as a going concern, it maybe unable to realize the carrying value of its assets and to meet its liabilities as they come due.

The Company has incurred substantial operating losses since its inception. The future viability of the Company will depend upon its ability to continue to obtain adequate financing and commence profitable business.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

4. ACCOUNTS RECEIVABLE

During the year ended October 31, 2001, the Company purchased 995 metric tonnes of magnesium chloride ("the product") from its supplier in the Peoples Republic of China. The product was damaged during shipping to Canada and, as a result, the Company filed an insurance claim for a refund of costs incurred. Included in accounts receivable is $155,998 which represents the balance of the funds to be received as a result of the insurance claim.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Interest in Mineral Properties (Continued)

Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into production, abandoned, or sold at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off. Losses on partial sales of properties are reflected in the income statement in the period of sale.

e) Revenue Recognition

Revenue from the sale of magnesium chloride is recognized when the product is shipped.

f) Financial Instruments

The Company's financial instruments include cash, advances, accounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Loss Per Share

The loss per share has been computed by dividing the loss applicable to common shareholders by the weighted average number of common stock outstanding during the respective year.

h) Stock Options

At the date of issuance of stock options, the exercise price of the options is generally equal to the market value of the common shares. Accordingly, no compensation is recognized when the stock options are granted to directors, officers, employees or consultants. Consideration paid on exercise of stock options is credited to share capital.

8. SHARE CAPITAL

a) Authorized

98,895,000 common shares without par value
1,000,000 preference shares without par value

b) Issued and Fully Paid

	Shares	Amount
Balance, beginning and end of period	6,014,627	$ 3,703,249

9. INCOME TAXES

Future tax assets (liabilities) of the Company are as follows:

	2001	2000
Operating and capital losses	$ 717,000	$ 703,000
Less: Valuation allowance	717,000	703,000
Future tax asset (liability) recognized	$ -	$ -

As at October 31, 2001, the Company has incurred non-capital income tax losses of approximately $1,507,000 which expire from 2002 to 2008, and capital losses of $87,500 which may be applied to reduce future capital gains.

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

10. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the period, the Company paid or accrued rent of $1,500 (2001 - $1,500) to a company with one common director.

5. CAPITAL ASSETS

	JANUARY 31 2002			OCTOBER 31 2001
	Cost	Accumulated Amortization	**Net Book Value**	Net Book Value
Automobile	$ 10,700	$ 10,700	**$ -**	$ -
Computer and office equipment	19,459	10,755	**8,704**	2,462
	$ 30,159	$ 21,455	**$ 8,704**	$ 2,462

6. INTEREST IN MINERAL PROPERTIES

Sault Sainte Marie Mining Division, Province of Ontario

	JANUARY 31 2002	OCTOBER 31 2001
Balance, end of period	**$ 82,060**	$ 82,060

By an agreement dated January 28, 1991, the Company sold a 25% undivided interest in the property located in Sault Sainte Marie Mining Division, Ontario to a company previously related by virtue of two common directors. The claims are subject to a 2% net smelter royalty. Under the terms of the sales agreement, the Company is to be reimbursed by the purchaser for expenditures on the property. Since reimbursement has not been received, the Company is claiming 100% ownership of the property. The purchaser disputed that claim. On October 25, 2001, the Company signed a settlement agreement whereby the Company will pay $5,000 for a full release and settlement of all the formerly related company's legal and beneficial interest in the mineral claims.

7. JOINT VENTURE

The Company has entered into an agreement, dated May 23, 2001, to establish a co-operative joint venture corporation in China, the purpose of which will be to develop a magnesium dehydrating plant. The amount of the Company's investment required to fund its share of the joint venture will be determined according to a feasibility study which was to be completed by December 31, 2001. The Company is responsible for arranging and conducting the pre-feasibility study and arranging financing for the project.

10. RELATED PARTY TRANSACTIONS (Continued)

b) Management Services

During the period, the Company paid or accrued consulting fees of $15,000 (2001 - $15,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to two directors and a company related by a common director. The loans bear no interest and are without specific terms of repayment.

The above noted transactions are in the normal course of operation and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent value for the services provided.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directe to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

________ Schedule A

X ________ Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**January 31, 2002**	**02/03/15**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
thunder@infoserve.net	www.thundersword.com

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**02/03/15**
"M. Goldstein"	**Matty Goldstein**	**02/03/15**

Schedule B

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

JANUARY 31, 2002

1. Analysis of material expenses and deferred costs for the current fiscal year-to-date:

   See statement of loss and deficit in attached financial statements.

2. For the three month period ended:

   (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

   The Company paid or accrued rent of $1,500 to a company with a common director.
   The Company paid or accrued management fees of $15,000 to two directors.

3. For the three month period ended:

   (a) Summary of securities issued during the period:

Date Of Issue	Type Of Security	Type Of Issue	Number of Shares	Issue Price	Total Proceeds	Type Of Consideration	Commission Paid
None.	N/A	N/A	N/A	N/A	N/A	N/A	N/A

   (b) Summary of options granted during the period:

   None

4. As at the end of the period:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

	Number Of Shares	Amount
Ending balance, January 31, 2002	6,014,627	$ 3,703,249

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

JANUARY 31, 2002

(c) Summary of warrants outstanding:

None

Summary of options outstanding:

None

(d) Total number of common shares held in escrow:	Nil
Total number of shares subject to pooling:	Nil

5. List of directors:

Siggy Naguschewski	President/Director
Sharon Goldstein	Director
Steven Mellows	Director
James R. Tostenson	Director
Matty Goldstein	Director

REPORT TO SHAREHOLDERS
OF THUNDER SWORD RESOURCES INC.

For the three months ending January 31, 2002

March 8, 2002

THE PERIOD'S OPERATIONS

Analysis of Financial Results

During the three-months period ending January 31, 2002 the Company continued to develop market opportunities for magnesium chloride.

Although cash remains a limited resource operating costs continue to be funded by loans from Directors. The Directors intend to continue to fund the Company's operations until such time that sales of the product provide a proper cash flow.

The insurance money I spoke of in my letter dated Feb. 28/02 has not arrived as yet.

As a result of the lack of cash, management continues to keep overhead costs as low as possible. The day to day activities of the Company were attended to by Company Director and Matty Goldstein and Siggy Naguschewski. Management fees were payable to these individuals as compensation for their efforts.

Included in consulting and management fees are amounts paid (or payable) to directors. The amounts paid are amounts meant to approximate the equivalent arm's length value for the services provided.

BUSINESS ACTIVITIES

In our report to shareholders of Feb. 28/02 we mentioned that the Company was in the process of salvaging as much product as we can. This is a very slow process since this is a 1,000 ton shipment but we can now report that some sales have been made.

These 1,000 tons is the Company's second shipment. The first shipment, received in September 1999, was 240 tons. That product was used for samples, provided to potential customers, which resulted in small quantity sales to those same companies. Unfortunately purchase orders from these companies could not be filled due to the damage to the second shipment as outlined in my letter of Feb. 28/02. However, we are trying to establish new contacts as well as regaining the former ones.

INFORMATION REGARDING MAGNESIUM CHLORIDE

Our mining interest is the Geermu Property, located just a few km from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for a few decades. Recently, a company from Israel invested more than $400 million to recover the potash in the lake. The magnesium is in the tailings and ready to be used. The grade of magnesium chloride is 46%.

Magnesium chloride has proven to be the most effective solution for highway de-icing and dust control. The use of magnesium chloride for winter application (de-icing) has increased in the last year by about 50%. It has also proven to be economically attractive. Results from various highways departments and municipalities show a lower rate of accidents due to better traction. Researchers at the University of Colorado report that they found no cause for environmental concern. Their tests showed magnesium chloride to be much more friendly to streams as compared to sand or salt. Independent studies by the U.,S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful to vegetation and ground water of all common de-icers.

We believe that magnesium production represents one of the most exciting metallurgical opportunities of this century. Again your Company is in a unique position to benefit from this and other opportunities.

INVESTOR RELATIONS ACTIVITIES

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Directors I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

"S. Naguscheski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.